UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Pet DRx Corporation

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
715813101

(CUSIP Number)
January 4, 2008

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	715813101	13G	Page	2	of	16

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,028,039

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,028,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,028,039

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	715813101	13G	Page	3	of	16

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,028,039

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,028,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,028,039

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	715813101	13G	Page	4	of	16

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,028,039

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,028,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,028,039

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	715813101	13G	Page	5	of	16

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Camden Partners Strategic Fund III-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,028,039

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,028,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,028,039

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	715813101	13G	Page	6	of	16

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,028,039

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,028,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,028,039

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	715813101	13G	Page	7	of	16

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,028,039

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,028,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,028,039

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	715813101	13G	Page	8	of	16

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,028,039

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,028,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,028,039

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	715813101	13G	Page	9	of	16

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (Entities Only). David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,028,039

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,028,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,028,039

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON

	IN

Item 1.
     (a) Name of Issuer: Pet DRx Corporation (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices: 215 Centerview Drive, Suite 360, Brentwood, TN 37027
Item 2.
     (a) Name of Person Filing: This statement is filed on behalf of (each a “Reporting Person”): Camden Partners Strategic Fund III, L.P. (“Fund III”), Camden Partners Strategic Fund III-A, L.P. (“Fund III-A” and together with Fund III, the “Funds”), Camden Partners Strategic III, LLC (“CPS III”), Camden Partners Strategic Manager (“CPSM”), Richard M. Berkeley (“Berkeley”), Donald W. Hughes (“Hughes”), Richard M. Johnston (“Johnston”), and David L. Warnock (“Warnock”). Mr. Johnston is a director of the Issuer.
     (b) Address of Principal Business Office, or if none, Residence: 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202
     (c) Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.
     (d) Title of Class of Securities: Common Stock
     (e) CUSIP Number: 715813101

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U. S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c). ,

(c)	☐ Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1 (b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d- I (b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-l(b)(1)(ii)(J).
Not applicable.
Item 4. Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:
CPS III is the sole general partner of the Funds. CPSM is the managing member of CPS III. Berkeley, Hughes, Johnston and Warnock (collectively, the “Managing Members”) are the managing members of CPSM. The limited partnership agreement for each of the Funds provides that any securities that are acquired by both of the Funds shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of the Fund’s investments. The limited partnership agreement for Fund III-A provides that it will invest on a side-by-side basis with Fund III. Notwithstanding these provisions, there is no agreement between the Funds that provides the other with any right to enforce these provisions. The Funds and the Managing Members each disclaims being members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act.
Because of their relationship as affiliated entities, each of the Funds may be deemed to own beneficially the securities held of record by the other. Each of the Funds hereby disclaims beneficial ownership of any securities not held of record by it. As the sole general partner of the Funds, CPS III may be deemed to own beneficially the securities held of record by each of the Funds. CPS III disclaims beneficial ownership of any securities held of record by each of the Funds, except to the extent of its pecuniary interest therein. As the managing member of CPS III, CPSM may be deemed to own beneficially the securities held of record by each of the Funds. CPSM disclaims beneficial ownership of any securities held of record by each of the Funds, except to the extent of its pecuniary interest therein. The Managing Members may be deemed to own beneficially the securities held of record by each of the Funds. Each of the Managing Members hereby disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein.
Fund III is the holder of record of 1,947,120 shares of the Issuer’s Common Stock. Fund III-A is the holder of record of 80,919 shares of the Issuer’s Common Stock. Collectively, the Funds hold 2,028,039 shares of the Issuer’s Common Stock.
     (b) Percent of class: All calculations of beneficial ownership percentages are based on the Issuer’s report of having 26,704,761 shares of Common Stock issued and outstanding, as described in the Issuer’s Amendment No. 4 to the Form S-4, Registration No. 333-144889, filed by the Issuer on November 8, 2007. The percentages of beneficial ownership reported herein reflect the beneficial ownership if each of the Reporting Persons is deemed to be the beneficial owner of all of the shares of the Issuer’s Common Stock held of record by the Funds.

CPS III	7.6%

CPSM	7.6%

Fund III	7.6%

Fund III-A	7.6%

Berkeley	7.6%

Hughes	7.6%

Johnston	7.6%

Warnock	7.6%

     (c) Number of shares as to which the person has:
          (i) Sole power to vote or to direct the vote

CPS III	0

CPSM	0

Fund III	0

Fund III-A	0

Berkeley	0

Hughes	0

Johnston	0

Warnock	0
          (ii) Shared power to vote or to direct the vote

CPS III	2,028,039

CPSM	2,028,039

Fund III	2,028,039

Fund III-A	2,028,039

Berkeley	2,028,039

Hughes	2,028,039

Johnston	2,028,039

Warnock	2,028,039
          (iii) Sole power to dispose or to direct the disposition of

CPS III	0

CPSM	0

Fund III	0

Fund III-A	0

Berkeley	0

Hughes	0

Johnston	0

Warnock	0

          (iv) Shared power to dispose or to direct the disposition of

CPS III	2,028,039

CPSM	2,028,039

Fund III	2,028,039

Fund III-A	2,028,039

Berkeley	2,028,039

Hughes	2,028,039

Johnston	2,028,039

Warnock	2,028,039
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
     Exhibit 1 — Agreement regarding filing of joint Schedule 13G (attached).
     Exhibit 2 — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 3 — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 4 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

Camden Partners Strategic Fund III, L.P.

By:	Camden Partners Strategic III, LLC, its sole general partner

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Camden Partners Strategic Fund III-A, L.P.

By:	Camden Partners Strategic III, LLC, its sole general partner

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Camden Partners Strategic III, LLC

By:	Camden Partners Strategic Manager, LLC, its sole manager

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Camden Partners Strategic Manager, LLC

/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact